Exhibit 14.1

CODE OF ETHICS

Amended and Restated on April 27, 2004

GENERAL STANDARDS

It is the policy of Cutera, Inc. (together with its wholly-owned subsidiaries and affiliates worldwide, the “Company”) that all directors, officers and employees of the Company shall, to the best of their knowledge and ability, adhere to, comply with and advocate the principles set out in this Code of Ethics (the “Code” or “Code of Ethics”) governing their professional and ethical conduct in the fulfillment of their responsibilities.

The purposes of the Code of are to:

•	Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to the U.S. Securities and Exchange Commission and in other public communications made by the Company;

•	Promote compliance with applicable governmental laws, rules and regulations;

•	Promote the prompt internal reporting of violations of the Code to appropriate persons of authority within the Company; and

•	Promote accountability for adherence to the Code.

The Code embodies principles to which all directors, officers and employees are expected to adhere and advocate. Any violations of the Code may result in disciplinary action, up to and including termination or removal, as applicable.

All directors, officers and employees of the Company will:

1.	Act with honesty and integrity, avoiding actual or apparent conflicts between personal and private interests and the interests of the Company, including refraining from receiving improper personal benefits as a result of holding a particular position with the Company;

2.	Not solicit or accept, for personal or other benefit, business or similar opportunities that could reasonably be expected to otherwise accrue to the benefit of the Company;

3.	Use corporate assets entrusted to them in a responsible manner and refrain from competing directly or indirectly with the Company or using corporate information or opportunities for personal gain;

4.	Where applicable, provide the U.S. Securities and Exchange Commission, the Company’s stockholders, the investing public and other relevant constituencies with reports and information that is full, fair, accurate, timely and understandable;

5.	Endeavor to comply with applicable laws and regulations of federal, state, local and foreign governments and government agencies having jurisdiction over the Company, including the U.S. Food and Drug Administration, and with applicable regulations of private or self-regulatory authorities having jurisdiction over the Company;

6.	Act in good faith, responsibly with due care and diligence and without misrepresentation or omission of material facts and strive to maintain independent judgment in the performance and fulfillment of their duties and responsibilities;

7.	Promote ethical behavior among subordinates and peers at the Company;

8.	Respect the confidentiality of information acquired or obtained in the course of performance of their responsibilities, never use confidential information for personal advantage, and disclose confidential information of the Company or third parties only when such disclosure is legally required or is otherwise authorized.

9.	Not fraudulently influence, coerce, manipulate or mislead any auditor engaged in the performance of an audit for the purpose of rendering the financial statements materially misleading.

10.	Comply with other policies and procedures of the Company applicable to their positions and employment, including the Company’s Insider Trading Policy and, to the extent applicable, the other policies and procedures of the Company set forth in the Company’s Employee Handbook.

Any waiver of this Code may be made only by the Company’s Board of Directors (the “Board”). Any waiver of the code for any director or executive officer of the Company must be disclosed on Form 8-K within five days, or such shorter period as may be required under applicable regulation. Periodically, this Code may be amended without the filing of an 8-K, and the amended Code will be posted to the Company’s website at www.cutera.com.

We are committed to continuously reviewing and updating our policies and procedures. Therefore, this Code is subject to modification. This Code supersedes all other such codes, policies, procedures, instructions, practices, rules or written or verbal representations to the extent they are inconsistent.

It is the duty of each director, officer and employee of the Company to report violations of the Code promptly to the attention of the Company’s Chief Executive Officer, Chief Financial Officer, General Counsel or to any member of the Audit Committee of the Board (the “Audit Committee”).

The Board shall promptly determine, or designate appropriate persons (including, if so determined by the Board, the Audit Committee) promptly to determine appropriate actions to be taken in the event of violations of the Code by any director, officer or employee. In determining what actions are appropriate in a particular case, the Board (or its designee) shall act consistently and take into account relevant information including the nature and severity of the violation, whether the violation was a single occurrence or a series of repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the director, officer or employee in question had committed other violations in the past.

If the Board or the Audit Committee believes that standards for compliance with the Code are not objective, or that the process for determining violations is not fair or that the Code is not conducive to prompt and consistent enforcement, or that the protection for persons reporting questionable behavior pursuant to the Code is inadequate (either under the Code or under the Company’s other policies), the Board shall adopt, or the Audit Committee shall recommend to the Board for adoption appropriate changes to the Code or other Company policies.

FINANCIAL INFORMATION INTEGRITY

As a public company, the integrity of the financial information of Cutera, Inc. is paramount. Cutera’s financial information guides the decisions of the Board of Directors of Cutera, and is relied upon by our stockholders and the financial markets. With this in mind, Cutera has created a process whereby all complaints concerning questionable accounting, internal accounting controls or auditing matters, or the reporting of fraudulent financial information are addressed, and where employees can raise these concerns free of any discrimination, retaliation or harassment.

Therefore, it is the policy of Cutera to encourage employees, when they reasonably believe that questionable accounting or auditing conduct or practices have occurred or are occurring, to report those concerns to Cutera management (on an anonymous basis, if employees so desire) or to raise those concerns by writing to Cutera’s Audit Committee on an anonymous basis, as described below. All reports will be taken seriously and will be promptly investigated. The specific action taken in any particular case depends on the nature and gravity of the conduct or circumstances reported, and the quality of the information provided. Where questionable accounting or auditing conduct or practices have occurred, or fraudulent financial information has been reported, those matters will be corrected and, if appropriate, the persons responsible will be disciplined.

In addition, Cutera is committed to providing a work environment in which employees, when they reasonably believe that questionable accounting or auditing matters have occurred, or that fraudulent financial information has been reported, can raise those concerns free of discrimination, retaliation or harassment. Accordingly, Cutera strictly prohibits discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information to the employee’s supervisor, or those designated in this policy (this “Policy”) as having the authority to investigate, discover or terminate any such conduct or practices.

Reporting and Investigation – If you have reason to believe that you have become aware of questionable accounting or auditing matters, or the reporting of fraudulent financial information, or any violations of the code, you must immediately report those facts to your immediate supervisor, the VP of Human Resources or General Counsel. You may be requested to document your report in writing. If you have reason to believe that all of those individuals are involved in these matters or if you wish to report your concerns anonymously, you should report those facts to the Audit Committee of Cutera’s Board of Directors by sending a letter. If you make an anonymous report, please provide as much detail as possible, including copies of any documents that you believe may be relevant to the issue. Mail the letter to Cutera’s corporate headquarters as follows: Cutera Audit Committee, 3240 Bayshore Blvd, Brisbane, CA 94005. Letters will remain sealed and promptly forwarded to a member of the Audit Committee.

If you later believe that you have been subject to discrimination, retaliation or harassment for having made a report under this Policy, you must immediately report those facts to your immediate supervisor, the VP of Human Resources, General Counsel or any combination thereof. If, for any reason, you do not feel comfortable discussing the matter with your immediate supervisor, VP of Human Resources or General Counsel you should bring the matter to the attention of the supervisor of your immediate supervisor, and if you are not comfortable with discussing the matter with any of those individuals, you should bring the matter to the attention of the Audit Committee. It is imperative that you bring the matter to Cutera’s attention promptly so that any concern of discrimination, retaliation or harassment can be investigated and addressed promptly and appropriately.

The Board or its designated committee will be responsible for investigating violations and determining appropriate disciplinary action for matters involving members of the Board or executive officers. The Board or its designated committee may designate others to conduct or manage investigations on its behalf and recommend disciplinary action.

Subject to the general authority of the Board to administer this Code, the Chief Financial Officer and the General Counsel will be jointly responsible for investigating violations and determining appropriate disciplinary action. The Chief Financial Officer and the General Counsel may designate others to conduct or manage investigations on their behalf and recommend disciplinary action. The Chief Financial Officer and the General Counsel will periodically report Code violations and the corrective actions taken to the Board or its designated committee. The Board reserves the right to investigate violations and determine appropriate disciplinary action on its own or to designate others to do so in place of, or in addition to, the Chief Financial Officer and the General Counsel.

The Company will promptly investigate any suspected violations. If it is determined that evidence of a violation exists, the individual subject to investigation will be notified. The subject of an investigation will have an opportunity to respond to any allegations made against that person. A person suspected of violating the Code may be suspended with or without pay while an investigation is conducted.

All information disclosed during the course of the investigation will remain confidential, except as necessary to conduct the investigation and take any remedial action, in accordance with applicable law. All employees and supervisors have a duty to cooperate in the investigation of reports of questionable accounting or auditing matters, or the reporting of fraudulent financial information, or of discrimination, retaliation or harassment resulting from the reporting or investigation of such matters. In addition, an employee shall be subject to disciplinary action, including the termination of their employment, if the employee fails to cooperate in an investigation, or deliberately provides false information during an investigation. If, at the conclusion of its investigation, Cutera determines that a violation of policy has occurred, Cutera will take effective remedial action commensurate with the severity of the offense. This action may include disciplinary action against the accused party, up to and including termination. Reasonable and necessary steps will also be taken to prevent any further violations of policy.

DISCLOSURE TO THE SEC AND TO THE PUBLIC

The CEO, CFO, VP Finance, Controller and other Officers providing financial information (as a group known as “Financial Officers”) must provide full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in our other public communications. Accordingly, our Financial Officers must ensure that they and others in Cutera comply with our disclosure controls and procedures and our internal controls for financial reporting.

It is the Company’s intention that the Code be the Company’s written Code of Ethics under Section 406 of the Sarbanes-Oxley Act of 2002 complying with the standards set forth in Securities and Exchange Commission Regulation S-K Item 406 and Nasdaq Rule 4350(n).

Please sign the acknowledgment form below and return it to Human Resources. This will let Cutera know that you have received this Code of Ethics and understand the standards and policies and that you agree to comply while an employee. This also ensures that that you are aware of Cutera’s commitment to a work environment free of discrimination, retaliation or harassment for reporting of questionable accounting, internal accounting controls, or auditing matters, or fraudulent financial information as well as your obligations to report such information.

ACKNOWLEDGMENT OF RECEIPT AND AGREEMENT REGARDING CODE OF ETHICS

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